UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2020

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of 2020 Special Shareholder Meeting

On February 27, 2020, Kornit Digital Ltd. (the “Company”) held a special general meeting of shareholders (the “Special Meeting”). At the Special Meeting, the Company’s shareholders voted on one proposal, which is listed below and which was described in more detail in the Company’s notice and proxy statement for the Annual Meeting, which were attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that the Company furnished to the Securities and Exchange Commission (the “SEC”) on January 23, 2020. That description is incorporated by reference herein.

Based on the presence in person or by proxy of the requisite quorum of our outstanding ordinary shares, par value 0.01 New Israeli Shekels per share (“ordinary shares”), at the Special Meeting, the following proposal was approved by the requisite majority of the Company’s ordinary shares under the Israeli Companies Law, 5759-1999 and the Company’s articles of association:

The renewal of, and the parameters for future coverage under, the Company’s directors’ and officers’ liability insurance policy.

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-232070) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794 and 333-230567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: February 27, 2020	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

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